Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

DEVELOPMENT DECISION NEARING ON RANDGOLD’S MASSAWA PROJECT

Dakar, Senegal, 11 June 2018 – The feasibility study on the Massawa gold project in Senegal is nearing finalisation and a development decision is scheduled for the end of this year, Randgold Resources chief executive Mark Bristow said today. Bristow and his executive team are in Senegal to inspect the project and update the Senegalese government on its progress.

At a briefing for local media, Bristow said the latest testwork had shown that 75% of Massawa’s ore reserves could be processed through the simple, low-cost gravity and leach method, overcoming the obstacle initially presented by the project’s complex metallurgy. The remaining 25% would be produced at the end of the mine’s life, either through the BIOX process or sold as concentrate to a specialised process facility.

“Continuing exploration is focused on expanding the Massawa reserve and while it is still short of Randgold’s 3 million ounce minimum requirement, the project’s other metrics are positive,” said Joel Holliday, Randgold’s GM Exploration.

An inter-ministerial government commission has been appointed to oversee the project’s licensing and development protocols, and a public consultation process will start next month. A draft environmental and social impact assessment study is scheduled for submission in July.

Ahead of the development decision, Randgold has already been investing in local community projects, with the emphasis on improving educational and healthcare facilities and providing potable water. In line with its policy of local employment, 70% of the project’s workforce has been recruited from surrounding villages.

Massawa was discovered by Randgold in 2007 and is one of the larger undeveloped gold deposits in West Africa. Its relatively long gestation period is a reflection of the company’s tenacity and thorough approach to exploration and a further example of its discipline in bringing projects to account.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Exploration Manager Joel Holliday +44 778 619 1523	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.